HAEMACURE CORPORATION
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 April 26, 2001

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the "Meeting") of HAEMACURE CORPORATION (the "Corporation") will be held:

         Place:   Hotel Bonaventure Hilton
                  Salon Mont-Royal
                  1 Place Bonaventure
                  Montreal, Quebec
                  H5A 1E4

         Date:    April 26, 2001

         Time:    11:30 a.m.

The purposes of the meeting are:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2000 and the auditors' report thereon;

2. To confirm the amendment to By-Law Number 1 of the Corporation, replacing the fixed number of directors by a minimum of five and a maximum of 15;

3. To confirm the amendment to By-Law Number 1 of the Corporation, so as to allow that a majority of directors be non-residents of Canada;

4.       To elect directors;

5. To appoint auditors and authorize the directors to fix their remuneration;

6.       To approve the adoption of a Shareholder Protection Rights Plan;

7. To amend the 1996 Stock Option Plan of the Corporation by setting limits to the percentage of options that may be granted to insiders of the Corporation;

8. To amend the 1996 Stock Option Plan of the Corporation so as to increase the number of common shares that may be issued thereunder;

9. To amend the 1996 Stock Option Plan of the Corporation so as to extend the period of time during which options may be exercised in certain circumstances; and

10. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Trust General du Canada, 1100 University Street, 9th Floor, Montreal, Quebec H3B 2G7 or with the Secretary of the Corporation prior to 5:00 p.m. on the day immediately preceding the Meeting.

Montreal, Quebec
March 15, 2001

BY ORDER OF THE BOARD OF DIRECTORS

/s/  Gilles Lemieux

Gilles Lemieux
Secretary